EXHIBIT 99.1
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N E W S   R E L E A S E
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                        COMPTON PROVIDES FURTHER COMMENT
                       ON THE EUB'S WELL LICENCE DECISION

FOR IMMEDIATE RELEASE                                              JUNE 29, 2005
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CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton") has been asked for comment on the Alberta Energy and Utilities Board's ("EUB") Decision 2005-060 relating to Compton's applications for licences to drill six critical sour natural gas wells in the Okotoks Field in the area to the Southeast of Calgary.

Compton is continuing to assess the implications of the Board's decision and particularly as to the requirements imposed with respect to emergency response planning for an enlarged area. Compton is encouraged by the recognition in the decision:

    o that the proposed wells can be drilled, completed and operated safely; and,

    o of the concept that accelerated depletion, insofar as it ensures proper conservation of the resource and avoids further conflict, is in the public interest.

The conditions imposed by the Board with respect to an appropriate Emergency Response Plan, including a sheltering zone, are unique and give rise to some complex issues that will take time and careful thought, in conjunction with other stakeholders, to properly assess. By requesting a response from Compton by August 15, 2005, the Board's decision acknowledges the time necessary for such an assessment. Compton must now determine what would be required to implement the emergency response planning conditions specified by the Board. Given the public interest in this project, and because time is of the essence, Compton intends to make every effort to complete its assessment and to convey its intentions to the Board at the earliest possible date.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and trade on the Toronto Stock Exchange ("TSX") under the symbol "CMT" and is included in both the TSX Composite index and the TSX MidCap Index

For further information: Compton Petroleum Corporation, D.C. Longfield, VP Special Projects or E.G. Sapieha, President & CEO. Telephone (403)237-94040 Fax (403)237-9410



Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com